BT 6/25

04019696

CM 6/29

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44401

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/03 (MM/DD/YY) AND ENDING 03/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prebon Financial Products Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Hudson Street
(No. and Street)

Jersey City (City) New Jersey (State) 07302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul A. Valenti (201)557-5204
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) New York (State) 10036 (Zip Code)

SEC MAIL PROCESSING RECEIVED JUN 01 2004 WASH. D.C. 183 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul A. Valenti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prebon Financial Products Inc., as of March 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHAEL J. SCAGLUSO
Notary Public, State of New York
No. 30-4660654
Qualified in Nassau County
Commission Expires January 9, 2007

[signature]
Notary Public

[signature]
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Prebon Financial Products Inc.

Consolidated Statement of Financial Condition

March 31, 2004

Prebon Financial Products Inc.
Index
March 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
Prebon Financial Products Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Prebon Financial Products Inc. and its subsidiary (the "Company") at March 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 28, 2004

Prebon Financial Products Inc.
Consolidated Statement of Financial Condition
March 31, 2004

Assets		
Cash and cash equivalents	$	3,817,422
Commissions receivable		4,677,508
Receivable from Parent		3,424,746
Deposit with clearing brokers		603,993
Receivable from clearing brokers		925,081
Other receivable		433,081
Total assets	$	13,881,831
Liabilities and stockholder's equity		
Accrued compensation and other accrued expenses	$	6,349,683
State income taxes payable		248,937
Payable to broker		71,354
Total liabilities		6,669,974
Stockholder's equity		7,211,857
Total liabilities and stockholder's equity	$	13,881,831

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization and Operations

Prebon Financial Products Inc. (the "Company"), is a wholly owned subsidiary of Prebon Yamane (USA) Inc. (the "Parent"); an indirect wholly owned subsidiary of Prebon Group Limited, a United Kingdom company that is engaged principally in worldwide brokerage of financial products.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company acts as agent, on a give-up basis, in the placement of equity index and other unlisted options among banks, corporations and other financial institutions. The Company's wholly-owned subsidiary, Prebon Energy, Inc. ("Prebon Energy") acts as an agent in the placement of energy products and related derivative transactions between energy producers, marketers, financial institutions and end users.

The Parent, the Company and Prebon Energy have agreed that if the stockholder's equity of Prebon Energy is less than zero, the Parent will provide the necessary cash and/or contribute the necessary capital to Prebon Energy for Prebon Energy to fulfill its obligations and that the Parent will not charge the Company for such amounts.

2. Summary of Significant Accounting Policies

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Prebon Energy. All material intercompany transactions and balances have been eliminated.

Commissions Receivable

Commissions receivable are recorded on a trade date basis.

Income Taxes

The Company and its ultimate U.S. Parent have a tax sharing agreement whereby Federal income taxes for the Company are determined on the basis of its separate taxable income. The Company is included in the consolidated Federal income tax return of its ultimate U.S. Parent and files its own New Jersey state tax return.

Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments including assets and liabilities recognized and not recognized in the consolidated statement of financial condition.

Management estimates that the fair values of financial instruments recognized in the consolidated statement of financial condition approximates their carrying value, as such financial instruments are either reported at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Cash and Cash Equivalents

Cash and cash equivalents includes cash segregated under federal regulations of $6,117 and short-term investments of $3,542,301. Short-term investments consist of two money market funds held with two major financial institutions. These investments are carried at cost plus accrued interest, which approximates market value.

4. Deposit with Clearing Brokers

Amount represents cash which is deposited with the Company's clearing brokers.

5. Related Party Transactions

The Company reimburses the Parent for employee compensation and benefit costs paid by the Parent on the Company's behalf. The Parent makes disbursements on behalf of the Company for general and administrative expenses, such as rent, accounting and other administrative services, for which the Company reimburses the Parent through a service charge.

During the normal course of operations, the Company advances funds to its Parent. At March 31, 2004, the Company had a net receivable of $3,424,746 relating to such advances, administrative charges and a contribution.

During the year, management determined that $5,000,000 of advances to the Parent were not likely to be fully repaid in the near future. Accordingly, $5,000,000 were characterized as a deemed dividend. The balance receivable from Parent at March 31, 2004 is anticipated to be paid in the near future through services provided by the Parent.

6. Net Capital Requirement

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both of which are defined terms, shall not exceed 15 to 1. At March 31, 2004, the Company had net capital of $3,387,039 which exceeded the minimum net capital requirement by $3,194,914 and the Company's ratio of aggregate indebtedness to net capital was .85 to 1.

The Company is exempt from the provisions of Rule 15c3-3 (the "Rule") under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in clause (i) of subparagraph (k)(2) of the Rule, and the Company maintains a "Special Account for the Exclusive Benefit of Customers."

7. Employee Benefit Plans

The Parent maintains a 401(k) profit-sharing plan (the "Plan") covering substantially all of the employees of the Company. The Company's contributions to the Plan are based upon a percentage of employees' contributions.

8. Consolidated Subsidiary

The Company's consolidated subsidiary has total assets of $3,788,085 and total liabilities of $3,788,085. The Company's subsidiary is not a "guaranteed subsidiary" for regulatory purposes. As a result, the subsidiary's assets and liabilities are not included in the Company's net capital computation.

9. Contingencies and Commitments

In the normal course of business, the Company may enter into contracts that contain various guarantees and indemnities including contracts where it executes, as agent, transactions on behalf of customers through a clearing broker on a fully disclosed basis. If the agency transactions brokered by the Company do not settle because of failure to perform by either counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, the Company believes that there is no estimable amount assignable to its obligations pursuant to this right as any such obligation would be based on the future non-performance by one or more counterparties. At March 31, 2004, the Company has recorded no liabilities with respect to these obligations.